UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Results of the Annual General Meeting of Shareholders

of Woori Financial Group Inc. for Fiscal Year 2025

The annual general meeting of shareholders (the “AGM”) of Woori Financial Group Inc. (“Woori Financial Group”) was held on March 23, 2026 and all five agenda items listed below were approved and ratified as originally proposed.

Key Details Relating to the Annual General Meeting of Shareholders:

•	Agenda:

1. Approval of separate financial statements (including statements of appropriations of retained earnings) and consolidated financial statements for fiscal year 2025 (Jan. 1, 2025 – Dec. 31, 2025)

(Approved with 97.5% voting in favor)

2. Approval of amendments to the Articles of Incorporation

(Approved with 99.9% voting in favor)

3. Election of directors (1 standing director and 2 independent directors)

- 3-1 Candidate for standing director : Jong Yong YIM

(Approved with 99.3% voting in favor)

- 3-2 Candidate for independent director : In Sub YOON

(Approved with 93.7% voting in favor)

- 3-3 Candidate for independent director : Jung Hye RYU

(Approved with 99.8% voting in favor)

4. Election of independent director who will serve as an audit committee member(1)

- Candidate for independent director who will serve as an audit committee member : Yong Geon JUNG

(Approved with 99.5% voting in favor)

5. Approval of the maximum limit on directors’ compensation(2)

(Approved with 99.4% voting in favor)

(1)	Pursuant to Article 542-12 of the Commercial Act, the voting rights of shares held by a shareholder in excess of 3% of the total number of shares are restricted.
(2)	Pursuant to Article 368(3) of the Commercial Act, the voting rights of shares held by registered directors are restricted.

•	Agenda details

1. Approval of separate financial statements (including statements of appropriations of retained earnings) and consolidated financial statements for the fiscal year 2025 (Jan. 1, 2025 – Dec. 31, 2025)

(units: in millions of KRW, unless indicated otherwise)

< Consolidated – Independent Auditor’s Opinion : Unqualified>

Total Assets	601,457,286	Revenue	41,734,102

Total Liabilities	563,598,038	Operating Income	3,674,808

Capital Stock	3,802,676	Net Income	3,227,508

Total Equity	37,859,248	Earnings Per Share (in KRW)	4,052

< Separate – Independent Auditor’s Opinion : Unqualified>

Total Assets	27,394,372	Revenue	1,478,655

Total Liabilities	3,444,428	Operating Income	1,294,715

Capital Stock	3,802,676	Net Income	1,127,040

Total Equity	23,949,944	Earnings Per Share (in KRW)	1,326

•	Cash dividends for fiscal year 2025

(units: in KRW)

Total dividends per common share	1,360

Year-end dividends per common share	760

Quarterly dividend per common share	600

Dividend yield[*]	3.4%

Dividend per class share	—

Total dividend amount	998,467,866,200

*

Represents the percentage (rounded to the nearest tenth) of the total dividends per common share to the arithmetic mean of the closing prices in the trading market during the one week period ending on the day that is two trading days before the closing date of the shareholder register.

-

The cash dividend (KRW 760 per share) will be paid from funds converted into retained earnings through a reduction of capital reserve, and therefore will not be considered to be dividend income under the Income Tax Act of Korea or the Corporate Tax Act of Korea, and is thus not taxable income.

3. Election of directors (1 standing director and 2 independent directors)

•	Appointment of standing director

Name	Date of Birth	Term of Office	Appointment	Career Background (including current position)		Positions Held at Other Entities

Jong Yong YIM	August 1959	From the end of the 2026 AGM to the end of the 2029 AGM	Re Appointment	2023-Current 2015-2017 2013-2015 2011-2013 2010-2011 2009-2010	- Chairman and CEO, Woori Financial Group - 5th Chairman, Financial Services Commission - CEO, NongHyup Financial Group - Deputy Minister, Prime Minister’s Office - First Vice Minister, Ministry of Strategy and Finance - Secretary for Economic and Financial Affairs, Office of the Senior Presidential Secretary for Economic Affairs	—

•	Appointment of independent directors

Name	Date of Birth	Term of Office	Appointment	Career Background (including current position)		Positions Held at Other Entities

In Sub YOON	January 1956	From the end of the 2026 AGM to the end of the 2027 AGM	Re Appointment	2022-Current 2018-2021 2010-2017 2008-2010 2007-2008	- Independent Director, Woori Financial Group - Chairman of the Board of Directors, Fubon Hyundai Life Insurance - CEO, Korea Ratings - CEO, Hana HSBC Life Insurance - CEO, Hana Life	- Independent Director, Woori America Bank

Jung Hye RYU	March 1976	From the end of the 2026 AGM to the end of the 2028 AGM	New Appointment	2025-Current 2024-Current 2021-2025 2016-2021 2015-2016 2013-2015 2003-2013	- Member, Presidential Council on National Artificial Intelligence Strategy (Industry AX & Ecosystem Division) - Co-Chair, AI Future Forum, Citizens’ Coalition for Scientific Society (CCSS) - Vice President, Head of Future Strategy, Kakao Entertainment - CMO, Kakao Page - Marketing Director, TOSS LAB - Marketing Insights, NHN Entertainment - Lead, Marketing & Market/User Insights, NAVER	—

4. Election of independent director who will serve as an audit committee member (1 director)

Name	Date of Birth	Term of Office	Appointment	Career Background (including current position)	Positions Held at Other Entities

Yong Geon JUNG	January 1964	From the end of the 2026 AGM to the end of the 2028 AGM	New Appointment	2022-2026 2021-Current 2020-2021 2018 2009-2012 1990-2017

-  Managing Director and Compliance Officer, K-Car Capital

-  Non-executive Director, National Pension Philanthropic Foundation

-  Executive Director, Financial Watchdog Center

-  Member, Special Committee on National Pension Reform and Old Age Income Security (Economic, Social&Labor Council)

-  Member, National Pension Fund Investment Committee

-  Shinhan Securities Co., Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: March 23, 2026	By: /s/ Seong Min Kwak
(Signature)

	Name:	Seong Min Kwak
	Title:	Deputy President